Exhibit 99.1

Itaú CorpBanca and subsidiaries As of January 31, 2019 and 2018

The financial information of Itaú Corpbanca as of and for the month ended January 31, 2019 and 2018 has been published  on our website in accordance with Circular N° 18 of the Superintendency of Bank s and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by SBIF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the  extent that there are not specific instructions or regulations  to the contrary issued by the SBIF.

CONDENSED  CONSOLIDATED  BALANCE SHEET
In Ch$ million	Jan'19	Jan'18
Total Loans	21.223.502	20.607.843
Total Assets	29.472.452	28.906.175
Deposits and other demand liabilities	4.219.027	4.259.484
Time deposits and other time liabilities	9.901.459	10.219.297
Interbank borrowings	2.253.897	2.171.701
Debt instruments issued	5.927.994	5.476.900
Equity	3.540.479	3.422.287
Total equity attributable to equity holders of the bank	3.320.826	3.206.292
Non-controlling interest	219.653	215.995

YTD CONSOLIDATED INCOME  STATEMENT

In Ch$ million	1M'19	1M'18
Net operating profit before loan losses	53.132	83.279
Provisions for loan losses	(6.177)	(17.661)
Operating expenses	(59.443)	(57.134)
Operating income	(12.488)	8.484
Income from investments in associates and other companies	2	0
Income before taxes	(12.486)	8.484
Income tax expense	18.598	5.880
Net income	6.112	14.364
Net income attributable to shareholders	6.193	14.396
Non-controlling interest	(81)	(32)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Bank s and Financial Institutions.

Jonathan Covarrubias Gabriel Moura
Chief Accounting Officer Acting Chief Executive Officer